SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [X]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Office of Thrift Supervision Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12


                           Heartland Bancshares, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


                                Barrett Rochman
--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.

[ ]  $125 per Exchange Act Rule O-11(c)(1)(iii), 14a-6(i)(l), 14a-6(i)(2) or
Item 22(a)(2) of Schedule 14A.

[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and O-11.

     1)     Title of each class of securities to which transaction applies:
            N/A
            --------------------------------------------------------------------

     2)     Aggregate number of securities to which transaction applies:
            N/A
            --------------------------------------------------------------------


     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule O-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
            N/A
            --------------------------------------------------------------------


     4)     Proposed maximum aggregate value of transaction:
            N/A
            --------------------------------------------------------------------


     5)     Total fee paid:
            N/A
            --------------------------------------------------------------------


[ ]  Fee paid previously by written preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule O-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)     Amount Previously Paid:  Not Applicable
                                     --------------------------------------
     2)     Form Schedule or Registration Statement No.:  N/A
                                                          -----------------
     3)     Filing Party:  N/A
                           ------------------------------------------------
     4)     Date Filed:  N/A
                         --------------------------------------------------

                                PROXY STATEMENT
                                       OF

                               BARRETT R. ROCHMAN

                                 P.O. BOX 3074
                           CARBONDALE, ILLINOIS 62902

                     SOLICITATION OF PROXIES IN OPPOSITION
                 TO PROXIES SOLICITED BY THE BOARD OF DIRECTORS
                                 FOR USE AT THE
                      1997 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                           HEARTLAND BANCSHARES, INC.


                                    GENERAL


     This Proxy Statement and the enclosed BLUE PROXY are being sent to the holders of common stock of Heartland Bancshares, Inc. in connection with the solicitation by Mr. Barrett R. Rochman of proxies to be voted at the upcoming 1997 Annual Meeting of Shareholders of Heartland Bancshares, and at any and all adjournments of such meeting. You have recently received the Notice of Annual Meeting of Shareholders, Proxy Statement and Proxy relating to the 1997 Annual Meeting from the Board of Directors of Heartland Bancshares. The Annual Meeting will be held at 2:00 p.m., local time, on Thursday, April 24, 1997, at the Herrin Civic Center, 101 South 16th Street, Herrin Illinois. I have mailed this Proxy Statement and the accompanying BLUE PROXY to shareholders of Heartland Bancshares on ____________, 1997.



     Based upon information available to me, I believe that there were approximately 876,875 shares of common stock, $.01 par value per share, of Heartland Bancshares outstanding as of the close of business on March 14, 1997, the record date for the Annual Meeting. Each share of Heartland Bancshares is entitled to one vote, on each matter to be considered at the Annual Meeting. The address of Heartland Bancshares' principal office is 318 South Park Avenue, Herrin, Illinois 62948.


     The proxy statement and proxy that you recently received from the Board of Directors of Heartland Bancshares is VERY DIFFERENT from this Proxy Statement and the accompanying BLUE PROXY in that both the Board of Directors of Heartland Bancshares and I are separately attempting to obtain authority from you in order to vote your shares in accordance with our respective recommendations. You are receiving this Proxy Statement and the enclosed BLUE PROXY from me. If you have already signed and returned your proxy to Heartland Bancshares, please sign, date and return the enclosed BLUE PROXY to me. If you have NOT yet returned your proxy to Heartland Bancshares, please do not do so.


     If you have already signed and returned a proxy to Heartland Bancshares and if you then also sign and return a BLUE PROXY to me, only the most recently dated proxy card will be counted.

A SHAREHOLDER CANNOT USE THE PROXY THAT WAS PROVIDED BY THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES TO VOTE FOR MR. CHARLES W. DECKER AND ME AS DIRECTORS.



     I am soliciting proxies for use at the 1997 Annual Meeting (i) to vote in favor of the election of either Chuck Decker or me, or both of us, to the Board of Directors of Heartland Bancshares, (ii) to vote in favor of my proposal pertaining to the recommendation to Heartland Bancshares' Board of Directors to explore the feasibility of a sale of Heartland Bancshares, and
(iii) to vote in my discretion on such other matters that may properly be presented at the 1997 Annual Meeting I do not intend to vote in favor of Paul Calcaterra or B.D. Cross who are Heartland Bancshares' management nominees to serve as directors.



     I urge you to vote FOR the election of Chuck Decker and me as directors of Heartland Bancshares and FOR my proposal with regard to exploring the feasibility of a sale of Heartland Bancshares by signing, dating and returning the enclosed BLUE PROXY as soon as possible. I also urge you to sign, date and return the enclosed BLUE PROXY even if you plan to attend the 1997 Annual Meeting.



     IMPORTANT -- PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED BLUE PROXY AND RETURN IT TO ME AS SOON AS POSSIBLE IN THE SELF-ADDRESSED, POSTAGE-PREPAID ENVELOPE PROVIDED., EVEN THOUGH YOU MAY HAVE ALREADY RETURNED YOUR PROXY CARD RELATING TO THE 1997 ANNUAL MEETING OF SHAREHOLDERS TO THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES. IF YOU HAVE NOT YET RETURNED YOUR PROXY CARD TO HEARTLAND BANCSHARES, PLEASE DO NOT SIGN OR RETURN IT TO HEARTLAND BANCSHARES BECAUSE IF YOU DO SO, IT MAY REVOKE THE BLUE PROXY THAT YOU RETURN TO ME. YOU MAY REVOKE THE BLUE PROXY BY MERELY SIGNING AND RETURNING A NEW PROXY (DATED SUBSEQUENT TO ANY PREVIOUS PROXY), BY ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR BY SENDING ME A WRITTEN NOTICE OF REVOCATION OF YOUR PROXY AT THE ADDRESS SHOWN ON PAGE 1.


     REMEMBER -- ONLY THE LATEST DATED PROXY THAT YOU SIGN AND RETURN WILL BE VALID AND WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.


     THE PROXIES THAT I RECEIVE WILL BE EXERCISED ONLY AT THE UPCOMING 1997 ANNUAL MEETING OF SHAREHOLDERS OF HEARTLAND BANCSHARES AND AT ANY ADJOURNMENT THEREOF. THE PROXIES WILL NOT BE USED FOR ANY OTHER MEETING.

     IT IS CRITICAL THAT YOU SIGN YOUR BLUE PROXY EXACTLY AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE OF HEARTLAND BANCSHARES. IF YOU OWN YOUR STOCK JOINTLY, BOTH OWNERS SHOULD SIGN THE BLUE PROXY.


     Shares of common stock of Heartland Bancshares represented by properly executed BLUE PROXIES will be voted in the manner which you direct or, if no specific direction is given, will be voted FOR the election of Chuck Decker and me to the Board of Directors of Heartland Bancshares and FOR my proposal with regard to exploring the feasibility of a sale of Heartland Bancshares.
In addition, shares of common stock of Heartland Bancshares represented by appropriately executed BLUE PROXIES will be voted in my discretion on any other matters that may properly be presented at the 1997 Annual Meeting. I am not aware that any such other matters will be presented at the 1997 Annual Meeting.



     Proxies marked as abstentions, broker non-votes or as withholding authority to vote for Chuck Decker or me as directors will be treated as shares present for purposes of determining whether a quorum for the 1997 Annual Meeting is present but will result in Chuck Decker or me receiving fewer votes.


                      REASONS THAT I AM SOLICITING PROXIES


     I want to seriously EXPLORE selling Heartland Bancshares in the very near future because I believe that we can obtain a favorable price for our shares. You should know that no discussions regarding a sale of Heartland Bancshares can occur until after June, 1997 because of a requirement imposed by the Office of Thrift Supervision under its approval of the conversion of First Federal Savings and Loan Association of Herrin from mutual to stock form of ownership. However, I believe that the Board should immediately begin to evaluate a potential sale of Heartland Bancshares once June of this year has passed. One problem I have with the current Board is that the directors have said they are not interested in selling Heartland Bancshares anytime soon. I feel that if we act promptly, we can sell Heartland Bancshares for a price in excess of its book value per share.



     I am basing my belief that Heartland Bancshares could sell for a price in excess of its book value based, in part, upon the prices received in the following five recent sales of financial institutions in nearby cities:



     (1) Community Savings Bank in Marion, Illinois sold for approximately 150% of its per share book value.

     (2) Home Federal Savings Bank in Carbondale, Illinois sold for approximately 135% of its per share book value.



     (3) DuQuoin Bancorp, the holding company for DuQuoin National Bank in DuQuoin, Illinois, sold for approximately 200% of its per share book value.



     (4) First National Bank in Mount Carmel, Illinois sold for approximately 180% of its per share book value.



     (5) Harrisburg Bancshares, the holding company for Harrisburg National Bank in Harrisburg, Illinois, sold for approximately 160% of its per share book value.




     These prices were for the above specific transactions and are not an assurance that Heartland Bancshares could be sold for the same prices in excess of its book value per share.



     I have not engaged an investment banker, but I have talked generally with several stockbrokers who expressed that bank holding companies have been selling for a price in excess of the book value of their stock.



     Any sale of Heartland Bancshares would, of course, require the approval of shareholders before the sale could occur. A vote for Chuck Decker and me is a vote for people who will encourage the Board to examine the feasibility of a potential sale of Heartland Bancshares.



     Another problem I have with the current directors is that they receive about $900 each month in director's fees from Heartland Bancshares and Heartland National Bank. That is almost $11,000 a year. I think those fees are too high. These fees are disproportionately high when compared to directors fees paid to similarly-sized banks in our area. I would like to see the directors fees reduced.



     I have determined to seek a position on the Board of Directors in an effort to encourage the Board to explore an appropriate sale of Heartland Bancshares and to maximize all shareholders' investment in Heartland Bancshares.

     I need your support in order to elect Chuck Decker and myself to the Board of Directors of Heartland Bancshares. I am genuinely interested in Heartland Bancshares and, if elected as a director, I will make every effort to enhance the value of your Heartland Bancshares stock.


     In the event that Chuck Decker and I are elected to the Board of Directors, we would obtain only a minority representation on the Board. Since Chuck Decker and I would constitute a minority of Heartland Bancshares' Board of Directors, if elected, the adoption of any measures aimed at exploring a sale of Heartland Bancshares or at enhancing the value of Heartland Bancshares common stock would require the approval of at least two of the other directors of Heartland Bancshares.



     Under federal securities laws, I beneficially own 79,864 of the outstanding shares of common stock of Heartland Bancshares, but I disclaim ownership of 1,426 shares owned by my wife. Chuck Decker, through his wife, beneficially owns 24,756 shares of common stock of Heartland Bancshares. Assuming that 876,875 shares of common stock of Heartland Bancshares are outstanding, the shares that I own represent approximately 9.1% and Chuck Decker's shares represent approximately 2.8% of the outstanding shares of common stock of Heartland Bancshares. As such and based upon information available to me, I am the largest shareholder of Heartland Bancshares and presently own more shares of common stock of Heartland Bancshares than any single director owns. Chuck Decker, through his wife, beneficially owns almost as many shares as any single director of Heartland Bancshares.


                            APPROVAL OF MY PROPOSAL

     At the 1997 Annual Meeting, I intend to propose that the shareholders of Heartland Bancshares adopt the following resolution:


            RESOLVED, that the shareholders of Heartland Bancshares recommend that the Board of Directors undertake an appropriate study and engage an investment banker, subsequent to June, 1997, to EXAMINE THE FEASIBILITY of a sale of Heartland Bancshares and to determine whether such a sale is in the best interests of shareholders and further recommend that the Board of Directors prepare a report, at reasonable expense, regarding its study for distribution to shareholders within eight six months after the 1997 Annual Meeting of Shareholders.



     Given the consolidation that has occurred in the banking industry in recent years, I believe that the Board of Directors of Heartland Bancshares should examine whether a sale of Heartland Bancshares is in the best interests of the shareholders and whether Heartland National Bank's long-term competitive prospects as a stand-alone community bank are viable. A sale of Heartland Bancshares to a larger financial institution could result in more financial services, higher lending limits and greater financial resources for the Herrin community. In addition, a sale may result in a premium to be paid for Heartland Bancshares common stock over its present book value. A sale of Heartland Bancshares common stock for cash would provide liquidity for shareholders. A sale of Heartland Bancshares common stock in exchange for stock of a publicly-traded acquiror could result in the potential for greater liquidity of Heartland Bancshares common stock.



     I believe that Heartland Bancshares could sell for a price in excess of its book value per share based upon the prices at which other bank holding companies that I am aware of have sold in the recent past. For a few examples of the prices at which bank holding companies located in southern Illinois have sold, see the list set forth under the caption "REASONS THAT I AM SOLICITING PROXIES".


     Accordingly, I urge you to vote in favor of my proposed resolution. Please note, however, that if my resolution is approved by shareholders, it would recommend that the Board of Directors take certain action but not mandate any action.

     Absent instructions to the contrary, the BLUE PROXIES received by me will be voted FOR my proposed resolution. The affirmative vote of a majority of the shares represented at the 1997 Annual Meeting is required to approve my proposed resolution.

                             ELECTION OF DIRECTORS


     The Board of Directors of Heartland Bancshares is comprised of six directors divided into three classes as nearly equal in number as possible. The directors of each class are elected to serve for a term of three years and until their successors have been elected or qualified. One class is to be elected annually by the shareholders of Heartland Bancshares. Thus, a class of two directors is to be elected at the upcoming 1997 Annual Meeting for a term expiring at the Annual Meeting in the year 2000.



     The Articles of Incorporation of Heartland Bancshares do not permit cumulative voting by shareholders. Accordingly, the nominees who are elected as directors are those who receive a plurality (i.e., the largest number) of votes cast. Accordingly, the two nominees receiving the highest number of votes will be elected as directors. Since I intend to vote only for Chuck Decker and myself for election as directors (and assuming that I receive a sufficient number of proxies to elect Chuck Decker and myself to the Board), then Chuck Decker and I will be elected as directors. Chuck Decker and I have agreed to serve as directors of Heartland Bancshares if elected.



     Since only a shareholder's LATEST DATED PROXY will be counted at the Annual Meeting, a shareholder choosing to vote by proxy for Chuck Decker's and my election as a director by using the enclosed BLUE PROXY may not vote for any of the two directors nominated by the Board of Directors of Heartland Bancshares. IN ADDITION, A SHAREHOLDER CANNOT USE THE PROXY CARD PROVIDED BY THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES TO VOTE FOR ME.

                         CERTAIN INFORMATION CONCERNING
                        BARRETT ROCHMAN AND CHUCK DECKER


     My principal occupation is the real estate investment business, and I am Managing Partner of S.I. Securities. My real estate investment business represents parties throughout the State of Illinois who own real estate valued at over $500 million. I have over 30 years of experience as a real estate investor. I am 54 years old and both my office and home are located in Carbondale, Illinois, where I have lived for the past 34 years. My business address is P.O. Box 3074, Carbondale, Illinois 62902. The shares of Heartland Bancshares common stock that I beneficially own are held by me individually and by my wife, a nonprofit corporation and a family investment. Based upon information available to me, the shares owned by me constitute approximately 9.1% of the outstanding voting shares of Heartland Bancshares.



     Chuck Decker is an attorney and an insurance broker. He is also President and Director of Consolidated Insurance Agency in Cape Girardeau, Missouri and is a Director of Consolidated Insurance Agency, Inc. in Carbondale, Illinois. Mr. Decker has over 25 years of experience in his field. Mr. Decker is 54 years old and his office has been located in Carbondale, Illinois for the past 29 years. His business address is 312 East Main Street, Carbondale, Illinois 62901. All shares of Heartland Bancshares common stock beneficially owned by Mr. Decker are held by his wife, Susan Decker. Based upon information available to me, the shares owned by Mrs. Decker constitute approximately 2.8% of the outstanding voting shares of Heartland Bancshares.



     Neither Chuck Decker nor I, nor any of our respective associates, (i) are, or within the past year have been, a party to any contract, arrangement or understanding with any person with respect to any securities of Heartland Bancshares, (ii) have, or during the past two years had, a direct or indirect interest in any transaction or series of similar transactions or in any currently proposed transaction or series of proposed transactions to which Heartland Bancshares, or any of its subsidiaries, was or is to be a party, (iii) have any arrangement or understanding with any person with respect to any future transactions to which Heartland Bancshares or any of its affiliates will or may be a party, or (iv) have any arrangement or understanding with any person with respect to future employment by Heartland Bancshares or its affiliates. Both Chuck Decker and I, or companies that I control, have been indebted to Heartland National Bank since the beginning of its last fiscal year. The outstanding principal balance of Chuck Decker's loan was approximately $87,250 as of April 3, 1997. The total outstanding principal balance of my loans was approximately $124,056 as of April 3, 1997. All of these loans were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.


     Neither Chuck Decker nor I have any arrangement or understanding with any other person or persons pursuant to which either of us has been nominated as a director of Heartland Bancshares. Neither Chuck Decker nor I, nor any of our respective associates, have any interest in the matters to be voted upon at the 1997 Annual Meeting other than an interest, if any, as a shareholder of Heartland Bancshares.


     I estimate that my total expenditures relating to my solicitation of proxies will be approximately $30,000 (including, without limitation, costs related to attorneys, printing, transportation and other costs incidental to the solicitation). Total cash expenditures to date relating to this solicitation have been approximately $15,100. If elected as a director, I intend to seek reimbursement of these expenses from Heartland Bancshares. I do not know if the Board of Directors will submit my reimbursement request to a vote of shareholders of Heartland Bancshares.


     During the past two years, I have made the following purchases and sales of Heartland Bancshares' common stock:


     (1)   On June 28, 1996, I purchased 1,426 shares of Heartland Bancshares.



     (2) On June 28, 1996, Marilyn Rochman, my wife, purchased 1,426 shares of Heartland Bancshares.



     (3)   On July 1, 1996, I purchased 5,000 shares of Heartland Bancshares.



     (4)   On July 2, 1996, I purchased 6,000 shares of Heartland Bancshares.



     (5)   On July 8, 1996, I purchased 4,000 shares of Heartland Bancshares.



     (6)   On July 9, 1996, I purchased 4,000 shares of Heartland Bancshares.



     (7)   On July 10, 1996, I purchased 4,000 shares of Heartland Bancshares.



     (8)   On July 11, 1996, I purchased 7,400 shares of Heartland Bancshares.



     (9)   On July 11, 1996, I purchased 3,000 shares of Heartland Bancshares.



     (10)  On July 15, 1996, I purchased 5,500 shares of Heartland Bancshares.



     (11)  On July 17, 1996, I purchased 6,000 shares of Heartland Bancshares.



     (12)  On July 23, 1996, I purchased 1,715 shares of Heartland Bancshares.



     (13)  On July 30, 1996, I purchased 3,000 shares of Heartland Bancshares.



     (14)  On July 31, 1996, I purchased 1,000 shares of Heartland Bancshares.



     (15)  On August 26, 996, I purchased 3,000 shares of Heartland Bancshares.

     (16) On September 6, 1996, the Barrett Rochman Family Investment purchased 2,000 shares of Heartland Bancshares for which no funds of mine were used.



     (17) On September 18, 1996, I transferred 7,570 of his shares of Heartland Bancshares to the Boo Rochman Charitable Corporation.



     (18) On September 18, 1996, I transferred an aggregate of 4,673 shares of Heartland Bancshares to my children as follows:

           (i)    949 shares were transferred to Kenneth Rochman;
           (ii)   949 shares were transferred to Jamie Rochman;
           (iii)  949 shares were transferred to Timothy Rochman;
           (iv)   919 shares were transferred to Corie Rochman; and
           (v)    907 shares were transferred to Karrie Ewers.



     (19) On September 19, 1996, I purchased 10,000 shares of Heartland Bancshares.



     (20)  On October 31, 1996, I purchased 3,500 shares of Heartland
           Bancshares.



     (21)  On November 5, 1996, I purchased 2,000 shares of Heartland
           Bancshares.



     (22)  On February 5, 1997, I purchased 4,000 shares of Heartland
           Bancshares.



     (23) On February 12, 1997, I purchased an aggregate of 600 shares of Heartland Bancshares.



     (24)  On February 28, 1997, I purchased 800 shares of Heartland Bancshares.



     (25)  On February 28, 1997, I purchased 4,200 shares of Heartland
           Bancshares.



     (26)  On March 31, 1997, I sold 1,400 shares of Heartland Bancshares.



     (27) On March 31, 1997, each of Jamie Rochman and Timothy Rochman transferred 474 shares to me.



     (28) On March 31, 1997, I made a charitable contribution of the 474 shares received from Jamie Rochman to the Boo Rochman Charitable Corporation.



     (29) On March 31, 1997, individuals other than I made a charitable contribution of 1,422 shares to the Boo Rochman Charitable Corporation.



     (30) On April 10, 1997, I made a charitable contribution of the 474 shares received from Timothy Rochman to the Boo Rochman Charitable Corporation.

     Certain of the shares acquired by me were purchased using borrowed funds. The lenders were not Heartland Bancshares or Heartland National Bank. The outstanding principal balance of such loans was approximately $569,251 as of April 3, 1997.

     During the past two years, Chuck Decker's wife has made the following purchases and sales of Heartland Bancshares' common stock:


     (1) On June 28, 1996, Mrs. Decker purchased 7,056 shares of Heartland Bancshares.



     (2) On July 3, 1996, Mrs. Decker purchased 6,000 shares of Heartland Bancshares.



     (3) On July 23, 1996, Mrs. Decker purchased 5,200 shares of Heartland Bancshares.



     (4) On July 23, 1996, Mrs. Decker purchased 500 shares of Heartland Bancshares.



     (5) On September 16, 1996, Mrs. Decker purchased 6,000 shares of Heartland Bancshares.



     Certain of the shares acquired by Mrs. Decker were purchased using borrowed funds. The lender was not Heartland Bancshares or Heartland National Bank. The outstanding principal balance of such loan was approximately $234,309 as of April 2, 1997.


                                 OTHER MATTERS


     I am assuming that the only matters to be presented at the upcoming 1997 Annual Meeting will be (i) the election of two directors of Heartland Bancshares and (ii) the consideration of my shareholder proposal with regard to exploring the feasibility of a sale of Heartland Bancshares. If other matters are properly presented at the 1997 Annual Meeting, the BLUE PROXY will grant me authority to vote such proxy in my discretion on such matters. Although I do not expect any such matters to be presented, if they are presented, I intend to vote in accordance with my best judgment on such matters.


     Shareholders are referred to Heartland Bancshares' Proxy Statement dated March 28, 1997 relating to the 1997 Annual Meeting of Shareholders that has been sent to all shareholders with respect to information concerning (i) beneficial ownership by management of Heartland Bancshares' securities, (ii) beneficial owners of 5% or more of Heartland Bancshares' securities, (iii) committees of Heartland Bancshares' Board of Directors, (iv) meetings of Heartland Bancshares' Board of Directors and all committees thereof, (v) certain information regarding the existing directors as well as management's nominees to serve as directors of Heartland Bancshares, (vi) compensation and remuneration paid and payable to Heartland Bancshares' directors and management, and (viii) other matters required by law to be disclosed. I have no independent knowledge as to the accuracy or completeness of the Proxy Statement that has been sent to you by Heartland Bancshares' Board of Directors in connection with the 1997 Annual Meeting of Shareholders.

     The expense of preparing and mailing this Proxy Statement and my other soliciting material, as well as my cost of soliciting proxies, will be borne by me but, if elected, I will seek reimbursement of such costs and expenses from Heartland Bancshares. In addition to the use of the mails, proxies may be solicited by me, or by my employees who will not be specially compensated for such soliciting, through the use of telephone, fax, telegram and personal solicitation. I will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward solicitation material to the beneficial owners of common stock of Heartland Bancshares held by such institutions or persons, and I will reimburse such institutions and persons for their reasonable costs of forwarding such material.

     YOUR VOTE IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE VOTE FOR CHUCK DECKER'S AND MY ELECTION AS DIRECTORS OF HEARTLAND BANCSHARES, AND FOR MY PROPOSAL BY COMPLETING, SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY AS SOON AS POSSIBLE.

     PLEASE DO NOT SIGN AND MAIL ANY PROXY CARD OTHER THAN THE ENCLOSED BLUE PROXY IF YOU WISH TO VOTE IN ACCORDANCE WITH MY RECOMMENDATIONS, INCLUDING ANY PROXY CARD THAT YOU HAVE RECEIVED FROM THE BOARD OF DIRECTORS OF HEARTLAND BANCSHARES. IF YOU ALREADY HAVE SIGNED AND RETURNED A PROXY CARD TO HEARTLAND BANCSHARES, YOU MAY STILL SIGN THE BLUE PROXY AND RETURN IT TO ME. THAT WILL REVOKE YOUR EARLIER PROXY AS LONG AS THE BLUE PROXY BEARS A LATER DATE.

     IT IS CRITICAL THAT YOU SIGN YOUR BLUE PROXY EXACTLY AS YOUR NAME APPEARS ON YOUR STOCK CERTIFICATE OF HEARTLAND BANCSHARES. IF YOU OWN YOUR STOCK JOINTLY, BOTH OWNERS SHOULD SIGN THE BLUE PROXY.

                                   IMPORTANT
                                   ---------

     If your shares of common stock are held in the name of your broker, bank or other nominee, you will need to contact your broker, bank or nominee and give them instructions as to the voting of your stock. Please contact the person responsible for your account and instruct them to execute a BLUE PROXY as soon as possible.

     If you have any questions or need further assistance, please do not hesitate to contact me at (618) 457-4334.


           The date of this Proxy Statement is _______________, 1997.


                             *         *         *

PROXY                                                                    PROXY


                  PROXY SOLICITED ON BEHALF OF BARRETT ROCHMAN

                     SOLICITATION OF PROXIES FOR USE AT THE
                      1997 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                           HEARTLAND BANCSHARES, INC.

     The undersigned hereby appoints Barrett Rochman as proxy, with full power to appoint his substitute, to represent and to vote, as indicated below, all shares of common stock of Heartland Bancshares, Inc. ("Heartland Bancshares") which the undersigned is entitled to vote at the 1997 Annual Meeting of Shareholders of Heartland Bancshares to be held on April 24, 1997, and at any and all adjournments thereof, upon the following matters:



     1.     ELECTION OF BARRETT R. ROCHMAN AND CHARLES W. DECKER (VOTE FOR ONE
            ------------------------------------------------------------------
OR BOTH NOMINEES).
-----------------



            [ ] FOR the election of Barrett R. Rochman as director of Heartland Bancshares.



            [ ] FOR the election of Charles W. Decker as director of Heartland Bancshares.









     2.     PROPOSAL OF MR. ROCHMAN.
            -----------------------



     Approval of Mr. Rochman's proposal with regard to exploring the feasibility of a sale of Heartland Bancshares.

            [ ]    FOR          [ ]    AGAINST          [ ]    ABSTAIN

     3.     OTHER MATTERS.
            -------------

     In Mr. Rochman's discretion, on such other matters as may properly be presented at the 1997 Annual Meeting of Shareholders or at any adjournments thereof.


     THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE ELECTION OF BARRETT ROCHMAN AND CHUCK DECKER AS DIRECTORS OF HEARTLAND BANCSHARES AND FOR THE PROPOSAL OF MR. ROCHMAN WITH REGARD TO EXPLORING THE FEASIBILITY OF A SALE OF HEARTLAND BANCSHARES. WITH RESPECT TO ANY OTHER

MATTERS THAT MAY PROPERLY BE PRESENTED AT THE 1997 ANNUAL MEETING OF SHAREHOLDERS, MR. ROCHMAN INTENDS TO VOTE IN ACCORDANCE WITH HIS BEST JUDGMENT ON SUCH MATTERS.


     THE UNDERSIGNED HEREBY REVOKES ANY AND ALL PROXIES PREVIOUSLY GIVEN BY THE UNDERSIGNED WITH RESPECT TO ALL SHARES OF COMMON STOCK OF HEARTLAND BANCSHARES OWNED BY THE UNDERSIGNED.


     Please sign exactly as your name appears on the stock records of Heartland Bancshares. If there are two or more owners, both should sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian or other representative capacity, please give full title as such. If owner is a corporation, please indicate full corporate name and sign by an authorized officer. If owner is a partnership, please indicate full partnership name and sign by an authorized person.


     Dated:  ______________, 1997       _________________________________
                                                 (Signature)



                                        _________________________________
                                          (Signature, if held jointly)